U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              DAIRENE INTERNATIONAL
                              ---------------------
                 (Name of Small Business Issuer in its charter)


             NEVADA                                        65-0181535
--------------------------------            ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
  incorporation or organization)

                        8260 N.W. 27th Street, Suite 408
                                 Miami FL 33122
                     --------------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: (786) 331-4005
                                 --------------



           Securities to be registered under Section 12(b) of the Act:

                                      NONE

           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I

Item 1.     Description of Business.
            -----------------------

Dairene International, a Nevada corporation, is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to
Section 12(g) of the Securities Exchange Act of 1934.

The Company was organized as a Nevada corporation on October 19, 1982 under the name Branon Resources, Ltd. On August 7, 1985 the name was changed to Advance World Inc. The names was changed back to Branon Resources, Ltd. on November 24, 1986 and was changed to its current name, Dairene International on March 28, 1988. Its offices are located at 8260 NW 27th Street, Suite 408, Miami, FL 33122 and its telephone number is: 786-331-4005.

Dairene International is seeking to introduce into commercial production and marketing:

     o    a cholesterol free cow's milk product; and

     o    a lactose-free vegetable milk product.

Both of these products have the taste, texture, appearance and nutritional value of cow's milk.

Dairene's President, Edwin M. Golstein, developed these products to address major contemporary health and nutrition related concerns:

     o Dairene's cholesterol free cow's milk addresses the concern over the dangerous effects of high serum cholesterol levels on the heart and arteries.

     o Dairene's vegetable milk product addresses a common allergy to milk known as lactose intolerance.

Lactose is the natural sugar in ordinary cow's milk. Lactose intolerance is caused by insufficient amounts of enzymes necessary for the digestion of lactose and results in bloating, cramping and diahrera. According to the results of a study by John Hopkins University as reported in Prairie Farmer, August 16, 1986, more than half of the people age 20 or over no longer produce enough of the enzyme required to digest lactose.

The market for Dairene's products

Traditionally, milk has been proclaimed by the dairy industry as the perfect or whole food and absolutely essential for good health. However, statistics reported by the Economic Research Service of the U.S. Department of Agriculture show that whole fresh milk with its milk fat and cholesterol has shown a marked decrease in consumption, while low fat and fat free milks have enjoyed a significant increase in consumption.

USDA's Agriculture Information Bulletin No. 750 reported in May 1999 the following statistics for per capita consumption of beverage milk in the USA:

                                        Lower Fat
   Year          Whole Milk             and Fat Free             Total

   1970           25.5 gal.               5.8 gal.               31.3 gal.
   1997            8.5 gal.              15.5 gal.               24.0 gal.

Overall consumption of milk is declining because of competition from other beverages and a declining share of children in the population.

Dairene's Products

Dairene's cholesterol free cow's milk product is produced by mixing skin milk with Dairene's concentrate formula of vegetable oils, proteins, vitamins, calcium and emulsifiers. The resulting product has the flavor and taste of fresh milk as well as the nutritional and vitamin level of fresh milk but without the cholesterol of fresh whole milk.

Dairene's vegetable milk, which addresses lactose intolerance, is produced by mixing water with Dairene's concentrate formula, with the resulting product simulating fresh whole milk without the lactose content.

Marketing Plan for our products

We do not intend the manufacture and market of our products directly. Rather we are seeking independent licensees to manufacture and sell Dairene products in exclusive geographic territories. Dairene International will provide the licensees raw materials in form of powdered concentrate. The licensees will mix the powdered concentrate with skim milk (for Dairene cholesterol free milk) or water (for Dairene vegetable milk), package the products in packaging approved by Dairene International and sell the product in their exclusive geographic territories to both retail groceries outlets and institutional purchasers such as schools, and other entities involved in food service.

Under our proposed license agreement with licensees we will provide the product concentrate in bags. The licensee will manufacture the product in accordance with our standards and package in packaging materials which have been approved by Dairene International. The labeling on the product must also be approved by Dairene International. However, Dairene International will not provide such packaging materials. Such packaging is currently used for milk packaging and is available from multiple sources.

We anticipate that most of our licensees will already be in the business of producing and distributing milk in their geographic areas. Accordingly, it is believed that such potential distributors will already have marketing relationships with grocery and institutional food service accounts and Dairene products will be an extension of their regular dairy product lines. These are about 420 plants processing fluid milk in the US. Although we have initiated discussions with a number of potential licensees, we have not entered into any agreements for our products. There can be no assurance that we will be able to find licensees for our products.

Plants which are currently processing and packaging fluid milk will not require additional equipment to handle our products.

Manufacture of our products

We will have the ingredients for our concentrate privately manufactured for us by qualified commercial mixing and blending facilities. We have identified several facilities which are qualified to undertake such manufacturing for us. However, we do not have any long term supply arrangements and we do not believe that any long term arrangement will be necessary with any particular facility in view of the number of facilities that are qualified to manufacture our products for us. The ingredients of our concentrate are available from multiple sources. We have no agreements with ingredient suppliers.

International sales

We also anticipate offering our products outside of the United States. We believe that our products will have appeal internationally for the same reasons as in the United States. We will seek to sell concentrate to licensees in the same manner as in the United States. We have no foreign licensees as of the date of this form.

Regulation

The manufacture and sale of dairy products is highly regulated in the United States, including regulation by the United States Food and Drug Administration and the United States Department of Agriculture. Additionally, each state generally has laws and regulations concerning the manufacture and sale of dairy products in their state.

The criteria for labeling low fat/low cholesterol and other health-oriented foods was revised by the FDA in 1994. We, like all other companies in the food industry, must comply with such regulations.

Our licensees will also be subject to such regulations. We will seek out licensees who are able to comply with such regulations.

We cannot predict the impact of possible changes that we may have to make in response to future legislation, rules or inquiries made from time-to-time by governmental agencies. Such regulations may affect our ability to develop and market new products. However, we are confident of our ability to respond appropriately to legislative and administrative rules and regulations which may arise.

We believe that we are in compliance with all current regulations concerning our products.

Marketing

We will market our cholesterol free milk as a healthy alternative to regular cow's milk. We will market our vegetable milk as an alternative to those who are allergic to cow's milk from infants to the elderly.

Competition

Our products will compete in a highly competitive market. Not only will we compete with existing low fat milk products and non-dairy products such as soy milk, but against the whole array of beverage choices available today including water, soft drinks, fruit drinks, sports drinks, etc.

We will position our products to appeal to those who seek the experience of a milk product without the cholesterol or without the allergy issues present in current milk products.

Employees

We have 5 employees, including our President.

Patents and Trademarks

The formulas for our products are owned by a corporation wholly owned by our President, Edwin M. Golstein. We have the exclusive right to market and sell such products, including the ability to have such products manufactured for us and to provide them to licensees.

The formulas for our products are not patented. However, we do consider them to be trade secret and the exact formulations are closely guarded. Any contract manufacturer must agree to respect the confidential nature of our formulas.

We have  received and own U.S.  trademarks  on our  trademarks  Dairene and Pure
Blend.


Item 2.     Management's Discussion and Analysis or Plan of Operations.
            ----------------------------------------------------------

Plan of Operations

Our activities in the next 12 months will be geared towards obtaining licensees who will agree to purchase concentrate from us and manufacture and market Dairene products in their exclusive territories. We have initially targeted territories in Florida, New York, New Jersey, New Hampshire, Massachusetts, Missouri, Colorado, Virginia and Texas because we have already initiated discussions with dairy processors in these states. However, to date no licensee agreements have been executed and there can be no assurance that we will be successful in obtaining any licensees for our products.

If we are successful in achieving licensees we will then concentrate on filling orders for concentrate through independent manufacturers as well as assisting licensees in obtaining appropriate packaging and marketing for the products.

Item 3.     Description of Property.
            -----------------------

     All of the operations of the Company are conducted from premises provided at no cost by the Company's President as follows:

Location                Approx. Size        Lease Expiration      Monthly Rent
---------               ------------        ----------------      ------------
8260 N.W. 27th Street   3,500 sq. ft.       month-to-month            -0-
Miami, FL 33122


Item 4.     Security Ownership of Certain Beneficial Owners and  Management.
            ---------------------------------------------------------------

The following table sets forth, as of December 31, 2001, the beneficial ownership of the Company's 6,708,541 outstanding shares of Common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

                                  Number of
Name                              Shares                         Percent
------                            ---------                    -------------
Edwin M. Golstein                 4,218,215                         68%
Barry Hough                             -0-                          -
Motoshige Kobayashi                     -0-                          -

All officers and directors
as a group (3 persons)            4,218,215                         68%


Item 5.      Directors, Executive Officers, Promoters and Corporate Persons.
             --------------------------------------------------------------

The directors and executive officers of the Company are:

Name                     Age    Position
--------                -----   ----------
Edwin M. Golstein        76     President, Director and Promoter
Barry Hough              65     Vice President, Assistant Secretary and Director
Motoshige Kobayashi      67     Vice President, Asia and Director

Edwin M. Golstein has been President and director of Dairene since June 1988.

Barry Hough has been our Vice President, Assistant Secretary and director since May 2001. From March 1997 to March 1999 he was a marketing consultant for The Myers Group of Nassau, Bahamas and Lan Chile Airlines. Since March 1999 he has been manager of partner marketing for Lan Chile Airlines based in Miami, Florida.

Motoshige Kobayashi was elected as a director and Vice President, Asia in March 2002. He is assisting us in marketing in Asian markets. He has been President and Representative Director of IGI, Incorporated of Tokyo, Japan since 1991. IGI is a corporate strategy and planning firm. He is principal of Infotech Institute, USA, a communications firm since 1995.

All directors hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

     Board Committees

     None.
                                       5

Item 6.      Executive Compensation.
             ----------------------

             Summary Compensation Table

     The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                 Other  Annual
Principal   Position            Year      Salary     Bonus       Compensation
------------------              ----      ------     -----       ------------
Edwin M. Golstein, President    2001       -0-        -0-             -0-
                                2000       -0-        -0-             -0-
                                1999       -0-        -0-             -0-

     No compensation was earned in such years due to lack of substantial activity.


Director Compensation

     No fees are paid for director services.

Executive Employment Agreements

     None.

Stock Option Plans.

     None.

Item 7.      Certain Relationships and Related Transactions.
             ----------------------------------------------

     In 1988 Edwin M. Golstein assigned to the Company all marketing and selling rights in exchange for shares of common stock valued at $4,000. Edwin M. Golstein has provided the Company with working capital and office facilities since the Company is in the developmental stage and has no revenues. Such advances amounted to $71,770 at December 31, 2001 and $51,292 at December 31, 2000. Such advances are payable on demand and do not accrue interest. He also provides office space at no expense. We recorded a $25,000 capital contribution for such space for the year ended December 31, 2001.

Item 8.      Description of Securities.
             --------------------------

     Common Stock

     The Company is authorized to issue 15,000,000 shares of Common Stock, $.005 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

     Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock with rights, preferences and limitations to be determined by the Board of Directors. As of the date hereof, no shares of Preferred Stock have been issued.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.
          ----------------------------------------------------------------------

     The Company's Common Stock has been trading on the over-the-counter market since 1982. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.

                                                  High bid             Low bid
January 1, 2000 through March 1, 2000              $ .40               $.1875
April 1, 2000 through June 30, 2000                  .40                .12
July 1, 2000 through September 30, 2000              .12                .10
October 1, 2000 through December 31, 2000            .15                .10
January 1, 2001 through March 1, 2001                .15                .10
April 1, 2001 through June 30, 2001                  .10                .10
July 1, 2001 through September 30, 2001              .10                .05
October 1, 2001 through December 31, 2001            .25                .05

     There are no restrictions on the payment of dividends. As of December 31, 2001 there were approximately 409 holders of record of the Company's common stock.


Item 2.   Legal Proceedings.
          -----------------

          None.


Item 3.   Changes In and Disagreements With Accountants.
          ---------------------------------------------

          None.

Item 4.   Recent Sales of Unregistered Securities.
          ---------------------------------------

     The Company did not issue any securities within the last three years which were not registered under the Securities Act of 1933.


Item 5.   Indemnification of Directors and Officers.
          -----------------------------------------

     Nevada law provides that the directors of the corporation may not be indemnified (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct, fraud or a knowing violation of law; or (iii) for unlawful distributions to shareholders.

                                    PART F/S

The following financial statements are included herein:

          Independent Auditors' Report

          Balance Sheet as at December 31, 2001 and 2000

          Statements of Operations, years ended December 31, 2001 and 2000

          Statements of Changes in Shareholders' Deficit, years ended December 31, 2001 and 2000

          Statements of Cash Flows, years ended December 31, 2001 and 2000

          Notes to Financial Statements.

                              DAIRENE INTERNATIONAL
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


                                    CONTENTS

                                                                        Page
Independent Auditors' Report                                            F-9

Balance Sheets                                                          F-10

Statements of Operations                                                F-11

Statements of Changes in Shareholders' Deficit                          F-12

Statements of Cash Flows                                                F-13

Notes to Financial Statements                                           F-14

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
Dairene International
Miami, Florida

We have audited the accompanying balance sheets of Dairene International (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dairene International as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has no established source of revenue, and its working capital deficiency and recurring losses from operations raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SEWELL AND COMPANY, PA

Hollywood, Florida
January 18, 2002

                        DAIRENE INTERNATIONAL
                           BALANCE SHEETS
                            DECEMBER 31,

                                                           2001                     2000
                                                        -----------------------------------
                               Assets

Current assets
Cash                                                    $        -              $    1,990
Prepaid expense                                              2,900                       -
                                                        -----------             -----------
Total current assets                                    $    2,900              $    1,990
                                                        ============            ===========

                Liabilities and Shareholders' Deficit

Liabilities
Bank overdraft                                          $    3,736              $        -
Accounts payable and accrued expenses                       17,256                  12,000
Due to related parties, others                              71,770                  51,292
Due to related parties, shareholder                          7,519                       -
                                                        -----------             -------------
Total current liabilities                                  100,281                  63,292
                                                        -----------             -------------
Shareholders' Deficit
  Preferred stock $.005 par value; 5 million shares
authorized; no shares issued and outstanding                     -                        -
  Common stock $.005 par value; 15 million shares
authorized; 6,228,541 issued and 6,028,541 outstanding      31,143                   31,143
 Additional paid in capital                                754,112                  729,112
  Deficit accumulated                                     (881,636)                (820,557)
                                                        ------------            -------------
Total paid-in capital and retained earning                 (96,381)                 (60,302)

Treasury stock, 200,000 shares of common stock at cost      (1,000)                  (1,000)
                                                        -------------           -------------
                                                           (97,381)                 (61,302)
                                                        -------------           --------------
                                                        $    2,900              $     1,990
                                                          ===========           ==============

                            See Notes to Financials

                        DAIRENE INTERNATIONAL
                      STATEMENTS OF OPERATIONS
                      YEARS ENDED DECEMBER 31,


                                              2001                2000
                                        ----------------------------------------
Income
Other income (net)                      $            -          $            -
                                        ----------------        ----------------

Expenses
Rent                                             25,800                  26,911
Professional fees                                18,473                   7,118
General and administrative                       16,806                   3,357
                                        -----------------       ----------------
                                                 61,079                  37,386
                                        -----------------       ----------------
Net loss                                $       (61,079)        $       (37,386)
                                        =================       ================

Earnings per share
   Net loss per common share            $        (0.010)     $           (0.006)
                                        =================       ================

Weighted average of common shares
outstanding                                   6,028,541               6,028,541
                                        =================       ================



                            See Notes to Financials

                              DAIRENE INTERNATIONAL
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                               Common Stock         Paid in         Treasury stock          Accumulated
                                            Shares       Amount     Capital       Shares      Amount        Deficit         Total



Balance January  1, 2000                    6,228,541   $  31,143   $  694,573    (200,000)  $ (1,000)    $ (783,171)     $ (58,455)

Additional capital paid in from shareholder                             34,539                                               34,539

Net loss 2000                                                                                                (37,386)       (37,386)
                                            ----------------------------------------------------------------------------------------
Balance December 31, 2000                   6,228,541      31,143      729,112    (200,000)    (1,000)      (820,557)       (61,302)

Additional paid in capital contributed as rent                          25,000                                               25,000

Net loss 2001                                                                                                (61,079)       (61,079)
                                            ----------------------------------------------------------------------------------------
Balance December 31, 2001                   6,228,541   $  31,143   $  754,112    (200,000)  $ (1,000)    $ (881,636)     $ (97,381)
                                            ========================================================================================


                            See Notes to Financials

                              DAIRENE INTERNATIONAL
                            STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,


                                                        2001            2000
                                                --------------------------------

Cash flows from operating activities
Net loss                                        $      (61,079)    $    (37,386)
                                                ---------------   --------------

Adjustments to reconcile net loss to net cash
used in operating activities:
Increase) decrease in prepaid expenses                  (2,900)               -
Increase (decrease) in accounts payable                  5,256                -
Increase (decrease) in bank overdraft                    3,736           (5,000)
                                                ---------------   --------------
Total adjustments                                        6,092           (5,000)
                                                ---------------   --------------
Net cash used in operating activities                  (54,987)         (42,386)
                                                ---------------   --------------
Cash flows from financing activities:
  Proceeds from related party loans                     20,478           51,292
  Proceeds from shareholder's loan                       7,519           18,466
  Capital contributed as rent                           25,000                -
  Repayment of shareholder's loan                            -          (27,457)
                                                ---------------   --------------
Net cash provided by financing activities               52,997           42,301
                                                ---------------   --------------

Net decrease in cash and cash equivalents               (1,990)             (85)

Cash and cash equivalents, beginning of year             1,990            2,075
                                                ---------------   --------------
Cash and cash equivalents,  end of year         $            0    $       1,990
                                                ===============   ==============


                            See Notes to Financials

                              DAIRENE INTERNATIONAL
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001



NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dairene International (the "Company") was incorporated under the laws of the state of Nevada on October 19, 1982. On March 10, 1988, the Company entered into an agreement with a related party to sell, distribute and market a cholesterol-free milk substitute dairy product called Pureblend, under the Dairene(TM) brand name (See note 3). The company was dormant from 1983 through 1985, and from 1991 to 1992.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company treats all short-term investments with maturities of three months or less at acquisition to be cash equivalents.

Concentration of Risk

There were no balances at December 31, 2001 that were in excess of federal insurance limits.

Income Taxes

The Company accounts for income taxes under the accrual method established by Statement of Financial Accounting Standards (SFAS) No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences and events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on assets and liabilities using enacted rates for the year in which the differences are expected to reverse.

Significant New Accounting Pronouncements

In June 2001,  the  Financial  Accounting  Standards  Board issued  Statement of
Accounting Standards No. 141, Business Combinations (SFAS No. 141), which establishes financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38 Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations in the scope of this statement are to be accounted for using the Purchase Method. SFAS No. 141 is applicable for fiscal years beginning after June 30, 2001.

Accounting Standards No. 142 Goodwill and Other Intangible Assets (SAFS No. 142) addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17. This statement addresses how goodwill and intangible assets other than those acquired in a business combination, should be accounted for after they have been initially recognized on the financial statements. SFAS No. 142 is applicable for fiscal years beginning after December 15, 2001.

                              DAIRENE INTERNATIONAL
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 1            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Statement No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets supercedes Statement No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121). Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 excludes goodwill and intangibles not being amortized among other exclusions. SFAS 144 also supersedes the provisions of APB 30, Reporting the Results of Operations, pertaining to discontinued operations. Separate reporting of a discontinued operation is still required, but SFAS 144 expands the presentation to include a component of an entity, rather than strictly a business segment as defined in SFAS 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after December 15, 2001. The Company believes that the future implementation of SFAS 144 will not have a material effect on the Company's financial position, results of operations or liquidity.

Net Income (Loss) per Share

Basic net income (loss) per share for each year is computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted income (loss) per share includes the effects of common stock equivalents to the extent they are dilutive.


NOTE 2   CAPITAL STOCK TRANSACTIONS

The articles of incorporation of the Company provide for the authorization of 15,000,000 shares of common stock at $0.005 par value and 5,000,000 shares of preferred stock at $0.005 par value.

On March 28, 1989, by resolution of board of directors, the Company approved the issuance of 40,000 shares of common stock per year as compensation to the CEO. According to management, no shares have been earned due to the Company's various years of dormancy; therefore the shares have not been issued as of December 31, 2001.

On December 31, 2000, a majority shareholder forgave a balance of $34,539 due to him by the Company. It was treated as a capital contribution.


NOTE 3   RELATED PARTY TRANSACTIONS

On March 10, 1988, the Company entered into an agreement with a shareholder giving the Company marketing and selling rights to distribute a milk substitute product, in exchange for 800,000 shares of its common stock valued at $4,000. The Company had been dormant for several years and had no sales.


                                      F15

                              DAIRENE INTERNATIONAL
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 3   RELATED PARTY TRANSACTIONS - continued

During the years ended December 31, 2001 and 2000, two companies owned and operated by the majority shareholder advanced the Company loans - non-interest bearing and payable on demand. At December 31, 2001 and 2000, the loans amounted to a total of $71,770 and $51,292, respectively

During the year 2001 the Company was provided with office space on a rent-free basis from a related party. The Company recorded additional paid-in capital of $25,000 as a capital contribution.

NOTE 4            INCOME TAXES

The Company has no current or deferred income tax due to its operating losses.

The Company has a federal net operating loss carryforward at December 31, 2001 and 2000, of $885,536 and $821,557, respectively, subject to annual limitations prescribed by the Internal Revenue Code, which is available to offset future taxable income through 2021. A 100% valuation allowance has been recorded to offset the net deferred taxes due from the Company's future taxable income. The net operating loss carryforward approximates $882,636 at December 31, 2001, and $821,557 at December 31, 2000.

Deferred tax assets consist of the following:
                                                2001                      2000
                                          ---------------          -------------

           Current taxes                  $           0           $           0
           Deferred taxes                       170,000                 158,000
           Valuation allowance                 (170,000)               (158,000)
                                          ---------------         --------------

                                          $           0           $           0
                                          ================        ==============

The Company's income tax expense for the years ended December 31, 2001 and 2000 differed from the statutory federal rate of 15% as follows:

                                              2001                      2000
                                          ---------------          -------------
      Statutory rate applied to loss
          before income taxes             $        9,200           $      5,600
      State income taxes, net of
          federal income tax effect                2,800                  1,600
      Increase in valuation allowance            (12,000)                (7,200)
                                          ----------------         -------------

      Income tax expense                  $            0           $          0
                                          ================         =============

                              DAIRENE INTERNATIONAL
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 5   LEASES

The Company rents office space in Miami, Florida, and in the last quarter of 2000, began leasing its offices on a month-to-month basis at a reduced rate of approximately $1,000 per month. During the year 2001, the Company temporarily moved its offices to the premises of a related party. There is currently no lease in force.

Rental expense for the years ended December 31, 2001 and 2000 was approximately $25,800 and $27,000, respectively.

NOTE 6   LEGAL MATTERS

In the normal course of business, the Company was involved in a lawsuit with its former landlord in a dispute over rent owed and repairs to be made to the property. As of December 31, 2001, the ultimate outcome of this litigation was unknown. In the opinion of management, the outcome had no adverse effect on the financial statements.

NOTE 7   GOING CONCERN UNCERTAINTY

These financial statements are presented assuming the Company will continue as a going concern. For the years ended December 31, 2001 and 2000, the Company showed operating losses of $61,079 and $37,386, respectively. The accompanying financial statements indicate that current liabilities exceed current assets by $97,381 and $61,302 at December 31, 2001 and 2000. The Company has no established source of revenue. The Company has been involved in the research and development of its products, the development of an organizational infrastructure, and the performance of preliminary and promotional activities. The Company's ability to attain profitable operations is dependent upon establishing a steady source of revenue from the sale of its products. This raises substantial doubt about its ability to continue as a going concern.

The Company's working capital deficiency, recurring losses from operations, and no established source of revenue, raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters includes raising working capital to assure the Company's viability.

                                    PART III

Item 1.  Exhibits

Exhibit No.                 Description

2(a)                        Articles of Incorporation of the Registrant

2(b)                        Articles of Amendment to Articles of Incorporation

2(c)                        By-Laws of the Registrant

10 Agreement dated March 10, 1988 between the Company and Edwin M. Golstein



                                   SIGNATURES

     In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 27th day of March, 2002. DAIRENE INTERNATIONAL, a Nevada corporation


                                              By:  s/Edwin M. Golstein
                                              ---------------------------------
                                                     Edwin M. Golstein
                                                     President





                                        18

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